TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
June 7, 2016

Manulife Financial Corporation announces results of Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 3

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that 1,664,169 of its currently outstanding 8,000,000 Non-cumulative Rate Reset Class 1 Shares Series 3 (the “Series 3 Preferred Shares”) have been elected for conversion on June 20, 2016, on a one-for-one basis, into Non-cumulative Floating Rate Class 1 Shares Series 4 of Manulife (the “Series 4 Preferred Shares"). As a result, on June 20, 2016, Manulife will have 6,335,831 Series 3 Preferred Shares and 1,664,169 Series 4 Preferred Shares issued and outstanding. The Series 3 Preferred Shares and the Series 4 Preferred Shares will be listed on the Toronto Stock Exchange under the symbols MFC.PR.F and MFC.PR.P, respectively.

Subject to certain conditions described in the prospectus supplement dated March 7, 2011 relating to the issuance of the Series 3 Preferred Shares, Manulife may redeem the Series 3 Preferred Shares, in whole or in part, on June 19, 2021 and on June 19 every five years thereafter and may redeem the Series 4 Preferred Shares, in whole or in part, after June 20, 2016.

The Series 3 Preferred Shares and the Series 4 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of March 2016, we had $904 billion (US$697 billion) in assets under management and administration, and in the previous 12 months we made more than $24.9 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.  Follow Manulife on Twitter @ManulifeNews or visit www.manulife.com or www.johnhancock.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com